July 25, 2024

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:     Response to July 19, 2024 Comments

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated July 19, 2024, with respect to the Issuer’s Second Amended Offering Statement on Form 1A (CIK No. 0002016678), filed with the SEC on July 10, 2024. This letter is being submitted contemporaneously with the filing of the Amendment to the Offering Statement containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and followed by the corresponding response of the Issuer.

Amendment No. 2 to Draft Offering Statement on Form 1-A

Risk Factors

Risks related to affiliated transactions, page 11

1.	In response to prior comment 4, you state in your correspondence that the word “notes” has been replaced with “investments”. However, your disclosure on page 11 continues to include the word “notes.” Please revise.

RESPONSE: See revisions to page 11 in resposne to this comment.

Changes in regulations can adversely affect a target company’s ability to . . . , page 15

2.	We note your revised disclosure on page 15 that the target company may not be able to purchase a sufficient amount of residential real estate mortgage loans at desirable prices to be able to satisfy its obligations to “repay Bond obligations” to members. However, your disclosure on page 14 states that the target company will “pay returns to its members or to redeem its members’ interests.” Please revise your disclosure on page 15.

RESPONSE: See edits made to pages 14 and 15 to establish continuity and clarify potential risks.

Use of proceeds, page 19

3.	We note your revised disclosure that the offering expenses will be paid by the Manager. However, you still state in the preceding sentence that the expenses of the offering that will be “paid by the Company.” Please revise.

RESPONSE: See edit to page 19 to clarify that expenses will be paid by the Manager.

General

4.	We note your response to prior comment 9, but we do not find it to be responsive. We note that your Offering Statement states that you will use various platforms to offer and sell the Bonds. As previously requested, please describe in detail what activities each platform will engage in and the compensation each platform will receive. Please also provide a detailed analysis of why each platform does not need to register as a broker-dealer.

RESPONSE: See edits made to page 21 in response to this comment. To further elaborate on the broker-dealer question, neither Byte Federal nor Bequest will receive any fees or compensation for providing the “buttons.” Similarly, neither Bequest nor Byte Federal, nor their employees are required to be registered broker dealers in that they qualify under the Issuer’s Exemption (Rule3a4-1).

Martin Saenz, Shawn Muneio (owners of Bequest), Lennart Lopin, and Mark Paolillo (owners of Byte Federal) are considered the issuers of the securities being offered by and through their ownership of the Manager, and the Manager’s ownership of the Company. As such, they are not required to be registered as broker-dealers. Similarly, the employees of Bequest and Byte Federal, which may perform administrative functions in enabling the presence of the “invest now” button, are considered associated persons and are not required to be licensed, even if their limited administrative functions rise to a level of being involved in the sale of a security. None of the employees of Bequest or Byte Federal are statutorily disqualified, nor are they paid in connection with the sale of the issuer’s security. Finally, none of the employees are an employee of a registered broker-dealer.

The Issuer respectfully believes that the information contained herein is responsive to the Staff Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. As a side note, we appreciate the speed with which the Staff was able to review and provide its initial comments on the Offering Statement.

Sincerely,

//BTG//
Brian T. Gallagher

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